UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

To whom it may concern:

May 15, 2013

Company:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato, President & CEO
Head Office:	2-5-1 Marunouchi, Chiyoda-ku, Tokyo
Code Number:	8411 (TSE, OSE 1st Sec.)

Partial Amendment to the Articles of Incorporation

Mizuho Financial Group, Inc. (the “Company”) hereby announces that it has determined, at its meeting of the board of directors held today, to propose “Partial Amendment to the Articles of Incorporation” at the eleventh (11th) ordinary general meeting of shareholders and each of the general meetings of class shareholders.

Description

1.	Partial Amendment to the Articles of Incorporation

The revisions to the “Standards for Bank Holding Company to Consider the Adequacy of Its Capital Based on Assets and Others Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Law,” as new capital adequacy requirements (“Basel III”), came into effect as from March 31, 2013. Under Basel III, in order for preferred stock issued by a bank holding company to be included as its regulatory capital under the capital adequacy requirements, the terms and conditions of the preferred stock are required to include a provision that in the case where the bank holding company is recognized as non-viable, (i) a write-off of the relevant preferred stock or (ii) a conversion of the relevant preferred stock into common stock shall be effected (a loss-absorption clause). In respect of Class XI preferred stock, Class XII preferred stock and Class XIII preferred stock currently provided for in the Articles of Incorporation of the Company, it is not possible to include the foregoing loss-absorption clause in the terms and conditions of those preferred stock under the current provisions of the Articles of Incorporation. Therefore, Class XIV preferred stock, Class XV preferred stock and Class XVI preferred stock will be newly provided so that the foregoing loss-absorption clause can be included in the terms and conditions of Class XIV preferred stock, Class XV preferred stock and Class XVI preferred stock by a resolution of the board of directors relating to the issuance of the relevant preferred stock. Besides the foregoing loss-absorption clause, provisions regarding the preferred stock dividends, distribution of residual assets, acquisition clause and rights to request acquisition in respect of Class XIV preferred stock, Class XV preferred stock and Class XVI preferred stock will be newly established. In addition, each of Class XIV preferred stock, Class XV preferred stock and Class XVI preferred stock will be established in multiple series as a separate class of shares in order to enable the Company to issue those preferred stock in multiple series.

Furthermore, in respect of the preferred stock currently provided for in the Articles of Incorporation, the total number of each of the classes of shares which the Company is authorized to issue in respect of Class XI preferred stock and Class XIII preferred stock will be reduced by the unissued portion and the provisions regarding unissued Class XII preferred stock will be deleted as well. At the same time, the total number of each of the classes of shares which the Company will be authorized to issue in respect of the preferred stock to be newly established, Class XIV preferred stock, Class XV preferred stock and Class XVI preferred stock, will be established to the extent of reduction of Class XI preferred stock, Class XII preferred stock and Class XIII preferred stock by setting a maximum number on the total number of the classes of shares which the Company will be authorized to issue each series of the preferred stock. Additionally, in accordance with a reduction to be caused in the total number of each of the classes of shares which the Company will be authorized to issue, the total number of shares which the Company is authorized to issue will decrease.

Moreover, the provision of “in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled” provided for in the proviso to Article 6 of the current Articles of Incorporation will be deleted and necessary amendments will be made as well.

These amendments to the Articles of Incorporation shall require a resolution by each of the general meetings of class shareholders pursuant to the provision of Article 322 of the Company Law.

The Group believes it will be able to sufficiently meet Basel III mainly by accumulating retained earnings and improving asset efficiency through its steady promotion of “One MIZUHO New Frontier Plan - Stepping up to the Next Challenge -,” a new medium-term business plan announced in February 2013, and the Group has no plan to issue any preferred stock for the purpose of meeting Basel III at this time.

The specific amendments are as set forth below.

(Changes are indicated by underline.)

Current Articles of Incorporation	Proposed Amendments

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 52,369,512,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 52,251,442,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XIV preferred stock shall not exceed nine hundred million (900,000,000) in total, the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XV preferred stock shall not exceed nine hundred million (900,000,000) in total, and the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XVI preferred stock shall not exceed fifteen hundred million (1,500,000,000) in total:

Current Articles of Incorporation			Proposed Amendments

Common stock: Class XI preferred stock: Class XII preferred stock:	48,000,000,000 shares 1,369,512,000 shares 1,500,000,000 shares	Common stock: Class XI preferred stock: Class XIII preferred stock:	48,000,000,000 shares 914,752,000 shares 36,690,000 shares
Class XIII preferred stock:	1,500,000,000 shares		First Series of Class XIV preferred stock:
900,000,000 shares
Second Series of Class XIV preferred stock:
900,000,000 shares
Third Series of Class XIV preferred stock:
900,000,000 shares
Fourth Series of Class XIV preferred stock:
900,000,000 shares
First Series of Class XV preferred stock:
900,000,000 shares
Second Series of Class XV preferred stock:
900,000,000 shares
Third Series of Class XV preferred stock:
900,000,000 shares
Fourth Series of Class XV preferred stock:
900,000,000 shares
First Series of Class XVI preferred stock:
1,500,000,000 shares
Second Series of Class XVI preferred stock:
1,500,000,000 shares
Third Series of Class XVI preferred stock:
1,500,000,000 shares
Fourth Series of Class XVI preferred stock:
1,500,000,000 shares

Article 14. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 52, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 15 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Article 14. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 52, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 15 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Current Articles of Incorporation	Proposed Amendments

Class XI preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year

Class XII preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year

Class XIII preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

Class XI preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year

Class XIII preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XIV preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XV preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XVI preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

2. (Omitted.) 3. (Omitted.)	2. (No change.) 3. (No change.)

Article 16. (Distribution of Residual Assets)

1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees in such amount as provided for below:

Classes XI through XIII preferred stock: 1,000 yen per share

Article 16. (Distribution of Residual Assets)

1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees in such amount as provided for below:

Classes XI through the Fourth Series of Class XVI preferred stock: 1,000 yen per share

2. (Omitted.)	2. (No change.)

Article 19. (Acquisition of Preferred Stock)

1. In respect of Classes XII and XIII preferred stock, the Company may acquire each such class of preferred stock, in whole or in part, on the date separately determined by a resolution of a general meeting of shareholders, after such time and at such acquisition price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock.

(Newly established.)

Article 19. (Acquisition of Preferred Stock)

1. In respect of Class XIII preferred stock, the Company may acquire each such class of preferred stock, in whole or in part, on the date separately determined by a resolution of a general meeting of shareholders, after such time and at such acquisition price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock.

2. In respect of the First Series of Class XIV through the Fourth Series of Class XVI preferred stock, the Company may acquire each such class of preferred stock, in whole or in part, on the date separately determined by a resolution of the Board of Directors, after such time and at such acquisition price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock.

2. In the case of a partial acquisition pursuant to the preceding paragraph, such redemption shall be made by way of lot or pro rata allocation.	3. In the case of a partial acquisition pursuant to the preceding two (2) paragraphs, such redemption shall be made by way of lot or pro rata allocation.

Current Articles of Incorporation	Proposed Amendments

Article 20. (Request for Acquisition of Preferred Stock)

Any holder of Classes XI and XII preferred stock may request to the Company to acquire the relevant preferred stock held by such Shareholder of Preferred Stock during the period in which such Shareholder of Preferred Stock is entitled to request such acquisition as determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock (hereinafter referred to as the “Period for Acquisition Request”). The Company shall deliver its own common stock to such Shareholder of Preferred Stock, in exchange for the Company’s acquisition of the relevant preferred stock. The terms of acquisition, including the number of the common stock to be delivered per one (1) share of the relevant preferred stock upon such request for acquisition, shall be determined by a resolution of the relevant Board of Directors.

Article 20. (Request for Acquisition of Preferred Stock)

Any holder of Classes XI, the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock may request to the Company to acquire the relevant preferred stock held by such Shareholder of Preferred Stock during the period in which such Shareholder of Preferred Stock is entitled to request such acquisition as determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock (hereinafter referred to as the “Period for Acquisition Request”). The Company shall deliver its own common stock to such Shareholder of Preferred Stock, in exchange for the Company’s acquisition of the relevant preferred stock. The terms of acquisition, including the number of the common stock to be delivered per one (1) share of the relevant preferred stock upon such request for acquisition, shall be determined by a resolution of the relevant Board of Directors.

Article 21. (Mandatory Acquisition of Preferred Stock)

1. The Company may acquire any of Classes XI and XII preferred stock, in respect of which a request for acquisition has not been made during the Period for Acquisition Request, on the day immediately following the last day of such period (hereinafter referred to as the “Mandatory Acquisition Date”) and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock shall be obtained by dividing the amount equivalent to the subscription money per one (1) share of the relevant preferred stock by the current market price of a share of the common stock of the Company (with respect to the Eleventh Series of Class XI Preferred Stock, 1,000 yen; the same shall apply hereinafter); provided, however, that such current market price of a share of the common stock shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and such calculation shall be made to units of 0.01 yen, and by rounding up to the nearest 0.1 yen when equal to or more than 0.05 yen and disregarding amounts less than 0.05 yen.

Article 21. (Mandatory Acquisition of Preferred Stock)

1. The Company may acquire any of Classes XI, the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock, in respect of which a request for acquisition has not been made during the Period for Acquisition Request, on the day immediately following the last day of such period (hereinafter referred to as the “Mandatory Acquisition Date”) and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock shall be obtained by dividing the amount equivalent to the subscription money per one (1) share of the relevant preferred stock by the current market price of a share of the common stock of the Company (with respect to the Eleventh Series of Class XI Preferred Stock, 1,000 yen; the same shall apply hereinafter); provided, however, that such current market price of a share of the common stock shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and such calculation shall be made to units of 0.01 yen, and by rounding up to the nearest 0.1 yen when equal to or more than 0.05 yen and disregarding amounts less than 0.05 yen.

Current Articles of Incorporation	Proposed Amendments

2. In respect of Classes XI and XII preferred stock, the number of common stock referred to in the preceding paragraph shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per one (1) share of each such class of preferred stock by the minimum acquisition price determined by the resolution of the Board of Directors relating to the relevant issuance of the preferred stock.	2. In respect of Classes XI, the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock, the number of common stock referred to in the preceding paragraph shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per one (1) share of each such class of preferred stock by the minimum acquisition price determined by the resolution of the Board of Directors relating to the relevant issuance of the preferred stock.

(Newly established.)	3. In respect of the First and Second Series of Class XIV, the First and Second Series of Class XV and the First and Second Series of Class XVI preferred stock, upon the occurrence of an event determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock as an event where a write-off of the relevant preferred stock or a conversion of the relevant preferred stock into common stock, or financial support or other similar measures taken by a public sector, without which the Company would become non-viable, is determined to be necessary, the Company shall mandatorily acquire the relevant preferred stock, in whole, free of consideration, on a date which falls after the occurrence of such event as determined by the resolution of the Board of Directors relating to the issuance of the relevant preferred stock and which date shall be separately determined by a resolution of the Board of Directors after the issuance of the relevant preferred stock, or a date which falls after the occurrence of the relevant certain event and which date shall be determined by the resolution of the Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the capital adequacy requirements applicable to the Company and other factors.

(Newly established.)	4. In respect of the Third and Fourth Series of Class XIV, the Third and Fourth Series of Class XV and the Third and Fourth Series of Class XVI preferred stock, upon the occurrence of an event determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock as an event where a write-off of the relevant preferred stock or a conversion of the relevant preferred stock into common stock, or financial support or other similar measures taken by a public sector, without which the Company would become non-viable, is determined to be necessary, the Company shall mandatorily acquire the relevant preferred stock, in whole, on a date which falls after the occurrence of such event as determined by the resolution of the Board of Directors relating to the issuance of the relevant preferred stock and which date shall be separately determined by a resolution of the Board of Directors after the issuance of the relevant preferred stock, or a date which falls after the occurrence of the relevant certain event and which date shall be determined by the resolution of the Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the capital adequacy requirements applicable to the Company and other factors, and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the terms of acquisition, including the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock, shall be determined by the resolution of the relevant Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the market price of common stock, the subscription price of the relevant preferred stock and other factors.

Current Articles of Incorporation	Proposed Amendments

3. In the calculation of the number of common stock provided for in the preceding two (2) paragraphs, any number less than one (1) share shall be treated pursuant to the provisions provided for in Article 234 of the Law.	5. In the calculation of the number of common stock provided for in provided for in Paragraphs 1, 2 and 4, any number less than one (1) share shall be treated pursuant to the provisions provided for in Article 234 of the Law.

2.	Schedule

Date of the ordinary general meeting of shareholders for the partial amendment to the Articles of Incorporation (the ordinary general meeting of shareholders shall also constitute the general meeting of class shareholders concerning common stock):

June 25, 2013 (Scheduled)

Date of the general meetings of class shareholders concerning the Eleventh Series Class XI Preferred Stock and the Thirteenth Series Class XIII Preferred Stock for the partial amendment to the Articles of Incorporation:

June 27, 2013 (Scheduled)

[End of Document]

Contact:

Mizuho Financial Group, Inc.

Public Relations Office

Corporate Communications

Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to “Partial Amendment to the Articles of Incorporation” and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.